Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: January 9, 2023

[The following is a blog post posted on January 9, 2023 on both Broadcom Inc.’s “Broadcom Blogs” and Broadcom Software Group’s “Broadcom Software Blog”]

Helping the Federal Government Navigate Its Multi-Cloud Future
Broadcom positioned to support successful missions from the start

Federal government agencies in the United States must navigate a number of considerations when evaluating solutions from cloud service providers. At Broadcom, we also understand the importance of choice and flexibility when making strategic cloud investments that won’t disrupt the mission-critical daily operations of these agencies. With a solid federal footprint, leading solutions and customer-first reputation, Broadcom has a proven track record of supporting successful cloud transformation missions across critical defense operations and government service delivery.

Federal leaders — from members of Congress to executive agency chief information officers (CIOs) — are continuing to modernize their information technology (IT) infrastructures and recognizing there is no “one-size-fits-all” public cloud. As a result, the move toward multi-cloud architectures to serve agency missions is a central part of federal IT modernization, as the Pentagon’s recent $9 billion multi-cloud contract award to Microsoft, Google, Oracle, and Amazon clearly demonstrates.

As a long-term supplier to the U.S. government, including customers related to our national security, Broadcom is committed to serving the federal market. And, following the close of our pending acquisition of VMware, we will continue to support national IT modernization objectives while delivering even more flexibility, simplicity and choice to the growing number of federal agencies that are fully embracing multi-cloud architectures.

Simplifying Challenges
Cloud computing is not without challenges. Cloud platforms have the incentive to lock customers into their own public cloud. Federal customers often receive large invoices from public cloud companies at the end of the year that contain overages and hidden charges, which inevitably forces difficult (and sometimes avoidable) discussions.

Multi-cloud, however, is not just mission-effective, but cost-effective as well, allowing federal agencies the freedom to shop around to determine the best and most transparent fit for their own environments. Critically, VMware’s leading platform allows enterprises that flexibility to modernize applications, manage software and services, and secure data, whether it be on-premises, public clouds, private clouds, or hybrid workspaces.

Following the transaction close, solutions from the combined Broadcom and VMware will enable customers to create the multi-cloud environment they want — across public clouds, data centers and the edge — all while increasing choice and reducing risks around lock-in, control over data, critical operations, and rising costs. We expect this stronger multi-cloud capability to enhance Broadcom solutions across our mission-critical software portfolio, which today already supports some of the most complex hybrid environments for a vast number of federal agencies.

The Future of Cloud
Even amid further modernization, it is clear many federal agencies intend to keep some form of on-premises computing. This means future IT and data management models will take a hybrid approach. Deloitte predicts that within five years more than 40 percent of organizations' workloads will run in the public cloud, leaving the remainder either on premises, private cloud, or some hybrid computing environment.

Regardless of an agency’s desired approach, solutions fueled by the proposed Broadcom-VMware combination will allow customers to operate securely, efficiently and cost-effectively in any multi-cloud environment, including by creating private clouds and switching between public cloud vendors at will. This choice gives customers real options on the best ways to store, manage and secure their data, which means federal agencies won’t be penalized for deciding to use the public cloud or limited in the choices that are best for their organizations.

The Multi-Cloud Ecosystem
President and CEO of Broadcom Hock Tan previously shared that the current and future priorities of Broadcom customers in the U.S., UK, Germany and France included a heavy focus on multi-cloud. He explained that Broadcom has long “recognized that the future of enterprise IT is multi-cloud — the ability to distribute applications and services across a combination of clouds. It’s one of the many reasons Broadcom solutions complement what VMware does in the multi-cloud space across private, public, edge and sovereign clouds today.” This feedback from customers around the world about what they’re focusing on also applies to the increased importance of the multi-cloud ecosystem for federal agencies here in the United States.

As an engineering-first company, Broadcom is committed to innovating leading-edge technology, ensuring successful deployments of our solutions, and delivering value for our customers to drive growth. Our business model is predicated on adding long-term value and improving our products over time. We realize the value of a multi-cloud strategy as part of the overall effort to modernize the federal IT infrastructure. A stronger VMware, backed by Broadcom, means that our customers in the federal space can deliver on this multi-cloud mission successfully while also enjoying the world-class security that will enable them to accelerate innovation for all their applications.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.